FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File No. 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

5 Charlestown Road
Portadown
BT63 5PW
Northern Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press releases made by Warner Chilcott PLC on 27 October 2004 regarding (i) the announcement of an agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of the Company by Waren Acquisition Limited, a company controlled by funds managed or advised by DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC, which acquisition is intended to be effected through a scheme of arrangement under article 418 of The Companies (Northern Ireland) Order 1986 and (ii) the financial results for the fourth quarter and twelve months ended 30 September 2004 for the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WARNER CHILCOTT PUBLIC LIMITED COMPANY
Date: 29 October 2004	By:	/s/ Anthony D. Bruno —————————————— Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, INTO
OR FROM AUSTRALIA, CANADA OR JAPAN

Recommended Acquisition of Warner Chilcott PLC
by Waren Acquisition Limited
a company controlled by funds managed or advised by
DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC

Summary	27 October 2004

Waren Acquisition Limited (“Waren”) and Warner Chilcott PLC (“Warner Chilcott” or the “Company”) are pleased to announce that they have reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of Warner Chilcott (the “Acquisition”). It is intended that the Acquisition be implemented by way of a scheme of arrangement under article 418 of The Companies (Northern Ireland) Order 1986. Waren is a new company controlled by funds managed or advised by DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC and established to implement the Acquisition.

•	The terms of the Acquisition enable all Warner Chilcott Shareholders to receive 862 pence in cash for each Warner Chilcott Share, valuing the entire issued share capital of Warner Chilcott at approximately £1,615 million.

•	The Acquisition represents a premium of approximately 33 per cent. to the Closing Price of 648 pence for each Warner Chilcott Share on 17 September 2004, being the last business day prior to the announcement by Warner Chilcott confirming that it had received an approach from a consortium of private equity institutions which may or may not lead to an offer.

•	A second interim dividend, of 3 pence per Warner Chilcott Share, in respect of the twelve months ended on 30 September, 2004 is included in the offer price and hence will not be paid separately if the Acquisition becomes effective. If there is no successful acquisition of Warner Chilcott, it is the current intention of the Board that Warner Chilcott declare a second interim dividend of 3 pence per Warner Chilcott Share

•	Warner Chilcott is a specialty pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company’s ordinary shares were listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and its ADSs were listed in the U.S. on NASDAQ in 2000. Since the acquisition of Warner Chilcott Laboratories, Inc. in September 2000, the Company has increasingly focused its business on the women’s healthcare and dermatology markets in the US. The transformation of the Company’s geographical focus was completed with the disposal during 2004 of the substantial majority of the Company’s remaining UK operations.

The Board (other than Roger Boissonneault, the chief executive officer who, in view of the nature of the Acquisition, has not participated in the Board’s deliberations), which has been so advised by Greenhill and Hoare Govett, believes the terms of the Acquisition to be fair and reasonable. In providing their advice, Greenhill and Hoare Govett have taken account of the Board’s commercial assessments.

The Board (other than Roger Boissonneault) intends unanimously to recommend that Warner Chilcott Shareholders vote in favour of the Scheme.

In the results for the 12 months ended 30 September 2004, Warner Chilcott reported revenues of $522.9 million and operating profits of $189.9 million. The Company reported net assets of $1,226 million and net debt of $5.5 million last 30 September 2004. Further information on Warner Chilcott’s performance during the quarter and fiscal year ended 30 September 2004 is being published by the Company today in a separate statement.

Dr John King, Executive Chairman of Warner Chilcott, said:

“We believe that the Acquisition provides shareholders with certainty of value at an attractive level which reflects the quality of the Warner Chilcott business and its strong position in women’s healthcare and dermatology. Waren is committed to further developing the business and building on its success in the US pharmaceutical market, which will provide new and interesting challenges for our employees.”

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Tom Dean, Managing Partner of DLJ Merchant Banking Partners, said:

“We are very excited by this opportunity. Waren is an excellent company with exceptional management and we look forward to partnering and working with the team.”

Stephen Murray, Partner at J.P. Morgan Partners, said:

“This transaction represents an exciting new investment for J.P. Morgan Partners. Waren has a great future ahead of it and we are delighted to be able to work with such a high quality management team.”

This summary should be read in conjunction with the full text of the attached announcement. The Acquisition will be subject to the conditions set out in Appendix 1 to the full announcement and to the full terms and conditions which will be set out in the Scheme Document.

GENERAL ENQUIRIES

DLJ Merchant Banking Partners	Tel: +1 212 538 3300
David Burgstahler

J.P. Morgan Partners
Brooke Harlow	Tel: +1 212 270 7381
Sebastian Howell	Tel: + 44 20 7325 4874

Credit Suisse First Boston
(financial adviser to Waren)	Tel: +44 20 7888 8888
Andrew Christie
Stephanie Leouzon
Zachary Brech

Warner Chilcott	Tel: +44 28 3836 3620
Dr John King
Geoffrey Elliott

Hoare Govett
(joint financial adviser and corporate broker to Warner Chilcott)	Tel: +44 20 7678 8000
Andrew Chapman
Justin Jones
Andrew Foster

Greenhill
(joint financial adviser to Warner Chilcott)	Tel: +44 20 7440 0400
Simon Borrows
Brian Cassin

Financial Dynamics
(public relations adviser to Warner Chilcott)	Tel: +44 20 7831 3113
Andrew Dowler

Goodbody Stockbrokers
(stockbroker to Warner Chilcott)	Tel: +353 16670 222
Stephen Donovan

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

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Credit Suisse First Boston, which is regulated by the Financial Services Authority, is acting for Waren in connection with the Acquisition and no-one else and will not be responsible to anyone other than Waren for providing the protections afforded to customers of Credit Suisse First Boston nor for providing advice in relation to the Acquisition.

Hoare Govett, which is regulated by the Financial Services Authority, is acting for Warner Chilcott in connection with the Acquisition and no one else and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of Hoare Govett nor for providing advice in relation to the Acquisition.

Greenhill, which is regulated by the Financial Services Authority, is acting for Warner Chilcott in connection with the Acquisition and no one else and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of Greenhill nor for providing advice in relation to the Acquisition.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from Australia, Canada or Japan and will not be capable of acceptance by any such use, instrumentality or facility within Australia, Canada or Japan and persons seeking such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from Australia, Canada or Japan. If the Acquisition is implemented by way of an Offer (unless otherwise determined by Waren and permitted by applicable law and regulation), the Offer will not be made, directly or indirectly, in or into, or by the use of mails or any means of instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of Australia, Canada or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities.

The ability of Warner Chilcott Shareholders who are not resident in the United Kingdom, the United States or the Republic of Ireland to vote their Warner Chilcott Shares at the Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Meetings on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom, the United States or the Republic of Ireland should inform themselves of, and observe, any applicable requirements. Whether or not a Warner Chilcott Shareholder’s Warner Chilcott Shares are voted at the Court Meeting or the Warner Chilcott Extraordinary General Meeting, if the Scheme becomes effective those Warner Chilcott Shares will be cancelled pursuant to the Scheme in return for the payment of 862 pence per Warner Chilcott Share.

Warner Chilcott will prepare the Scheme Document to be distributed to Warner Chilcott Shareholders. The Consortium, Waren and Warner Chilcott urge Warner Chilcott Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. Warner Chilcott Shareholders may obtain a free copy of the Scheme Document, when it becomes available, from any of Credit Suisse First Boston, Hoare Govett and Greenhill.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, INTO
OR FROM AUSTRALIA, CANADA OR JAPAN

Recommended Acquisition of Warner Chilcott PLC
by Waren Acquisition Limited
a company controlled by funds managed or advised by
DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC

1.	Introduction	27 October 2004

Waren Acquisition Limited and Warner Chilcott are pleased to announce that they have reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of Warner Chilcott. It is intended that the Acquisition be implemented by way of a scheme of arrangement under article 418 of The Companies (Northern Ireland) Order 1986. Waren is a new company controlled by funds managed or advised by DLJ Merchant Banking III, Inc. and J.P.Morgan Partners and established to implement the Acquisition.

2.	The Acquisition

Under the Scheme, which will be subject to the Conditions and to the full terms and conditions to be set out in the Scheme Document, Warner Chilcott Shareholders will receive:

for each Warner Chilcott Share	862 pence in cash

for each Warner Chilcott ADS	3,448 pence in cash (equivalent to $63.33)

A second interim dividend, of 3 pence per Warner Chilcott Share, in respect of the twelve months ended on 30 September, 2004 is included in the offer price and hence will not be paid separately if the Acquisition becomes effective. If there is no successful acquisition of Warner Chilcott, it is the current intention of the Board that Warner Chilcott declare a second interim dividend of 3 pence per Warner Chilcott Share.

The Acquisition values the entire issued share capital of Warner Chilcott at approximately £1,615 million and represents a premium of approximately 33 per cent. to the Closing Price of 648 pence for each Warner Chilcott Share on 17 September 2004, being the last business day prior to the announcement by Warner Chilcott confirming that it had received an approach from a consortium of private equity institutions which may or may not lead to an offer.

The bases and sources of certain financial information contained in this announcement are set out in Appendix II.

3.	Recommendation

The Board (other than Roger Boissonneault, the chief executive officer who, in view of the nature of the Acquisition, has not participated in the Board’s deliberations), which has been so advised by Greenhill and Hoare Govett, believes the terms of the Acquisition to be fair and reasonable. In providing their advice, Greenhill and Hoare Govett have taken account of the Board’s commercial assessments.

The Board (other than Roger Boissonneault) intends unanimously to recommend that Warner Chilcott Shareholders vote in favour of the Scheme.

4.	Background to and reasons for the Acquisition

Warner Chilcott has fundamentally changed as an investment proposition over the last four years. The Company acquired Warner Chilcott Laboratories, Inc. in 2000, which successfully established the Company within the US, followed by seven product acquisitions and the formation of alliances for two dermatology products, Dovonex ® and Dovobet ®. This, together with the disposal over time of a majority of the Company’s UK operations, has resulted in over 90 per cent. of the Company’s revenues from continuing operations being earned in the US in the twelve months ended 30 September 2004. However, gradual relocation of the Company’s operations to the US has not been matched by the Company’s shareholder base which remains predominantly UK based.

When contemplating the Acquisition, the Directors (other than Roger Boissonneault) primarily weighed the significant premium in cash being offered by Waren over the share price before the offer period began against their expectations for the Company’s future performance.

The price offered represents a premium of approximately 33 per cent. to the Closing Price of 648 pence for each Warner Chilcott Share on 17 September 2004, being the last business day prior to the date of the announcement by the Company confirming that it had received an approach from a consortium of private equity institutions, and a premium of 57 per cent. to 550 pence, being the lowest Closing Price per Warner Chilcott Share during the 52 weeks to 17 September 2004.

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5.	Information on DLJMB, JPMP and Waren

DLJMB

DLJ Merchant Banking is a leading private equity investor that has a 19 year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJ Merchant Banking is part of Credit Suisse First Boston’s Alternative Capital Division, which is one of the largest alternative asset managers in the world with more than $36 billion of assets under management. The Alternative Capital Division is comprised of $20 billion of private equity assets under management across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, as well as more than $16 billion of assets under management through its hedge fund (both direct and fund of funds), leveraged loan and CDO businesses. DLJ Merchant Banking is currently investing through DLJ Merchant Banking Partners III which has capital commitments of $5.3 billion.

JPMP

JPMP is a global partnership with approximately $13 billion in capital under management (as of 30 September, 2004). It is a leading provider of private equity and has closed over 1,300 individual transactions since its inception in 1984. JPMP has approximately 120 investment professionals in nine principal offices throughout the world. JPMP is the private equity arm of JPMorgan Chase & Co., one of the largest financial institutions in the United States.

Waren

Waren is a company newly incorporated in England and Wales specifically for the purpose of the Acquisition, and is a company indirectly controlled by DLJMB and JPMP. Waren has not traded prior to the date of this announcement. Each of DLJMB and JPMP may seek to syndicate part of their respective ownership of Waren.

Immediately following the Scheme becoming effective, the equity share capital in Warner Chilcott will be indirectly held by DLJMB and JPMP.

6.	Debt financing

The cash consideration payable to Warner Chilcott Shareholders under the terms of the Acquisition will be provided with debt financing from Credit Suisse First Boston and Deutsche Bank. Waren Intermediate Company, Inc. (the direct parent of Waren) has procured that, save as may be required by the Panel, Waren shall not waive or determine as satisfied any Condition where such Condition is not actually satisfied without the prior written consent of (i) prior to the date on which the consideration for the Acquisition is paid, the arrangers of the debt facilities; and (ii) after such date, a specified majority of the lenders for each debt facility agreement.

7.	Information on Warner Chilcott

Warner Chilcott is a speciality pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company’s ordinary shares were listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and its ADSs were listed in the United States on NASDAQ in 2000. Since the acquisition of Warner Chilcott Laboratories Inc. in September 2000, the Company has increasingly focused its business on the women’s healthcare and dermatology markets in the US. The transformation of the Company’s geographical focus was completed with the disposal during 2004 of the substantial majority of the Company’s remaining UK operations.

The Company’s strategy has been to achieve organic growth of its pharmaceutical business; to research, develop and commercialise new proprietary products; and to acquire specific branded products that compliment and strengthen its existing product range. Warner Chilcott has made a number of branded product acquisitions in recent years, which have enabled the business to attain a strong position in the specialist areas of women’s healthcare and dermatology.

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In women’s healthcare, Warner Chilcott’s key products are in the areas of contraception and hormone replacement therapy. The portfolio of oral contraceptives includes the Ovcon® and Estrostep® brands and the portfolio of hormone replacement therapies includes Estrace®, Femring® and femhrt®. In addition, Sarafem® is a prescription treatment for premenstrual dysphoric disorder. The dermatology portfolio includes the Company’s proprietary pelletised formulation of doxycycline, Doryx®, the most widely prescribed branded oral tetracycline treatment for acne in the US. Dovonex®, a treatment for mild to moderate psoriasis, is promoted under a co-promotion agreement with Bristol-Myers Squibb. Warner Chilcott has an option to purchase Bristol-Myers Squibb’s U.S. rights to the product under pre-negotiated terms.

In its results for the twelve months ended 30 September 2004, Warner Chilcott reported revenues of $522.9 million and operating profits of $189.9 million. The Company has reported net assets of $1,226 million and net debt of $5.5 million at 30 September 2004. Further information on Warner Chilcott’s performance during the quarter and twelve months ended 30 September 2004 is being published by the Company today in a separate statement.

8.	Irrevocable undertakings

Waren has received irrevocable undertakings to vote in favour of (or procure the voting in favour of) the Scheme in respect of a total of 19,967,318 Warner Chilcott Shares, representing approximately 10.7 per cent. of Warner Chilcott’s issued ordinary share capital, from directors of Warner Chilcott who are Warner Chilcott Shareholders. These undertakings will remain binding except in the event of a competing offer being announced for Warner Chilcott, within 28 days of the date of this announcement, at a price that is equal to or greater than 887 pence for each Warner Chilcott Share (unless Waren, within 48 hours thereafter, announces a revision of the terms of the Acquisition which is at least equal to the price of the competing offer) or if the Scheme lapses or is withdrawn.

9.	Non-solicitation undertaking

Warner Chilcott has undertaken not to solicit any other potential offerors, and to inform Waren the fact of any approach received.

10.	Right to match a competing offer

In the event that a higher competing offer is announced for Warner Chilcott, Warner Chilcott has undertaken that, if Waren announces, within 48 hours of that announcement, a revised cash offer at no less a price than the competing offer, the Board (other than Roger Boissonneault) will continue to recommend the Acquisition if the terms of such revised offer are more favourable.

11.	Management and employees

Following completion of the Acquisition it is intended that Waren will retain the existing management team of Warner Chilcott.

Waren believes that employees are crucial to the future success of the business and recognises that Warner Chilcott has a skilled workforce. In a competitive international marketplace, Waren will seek to retain and develop the best people for its business. Waren also aims through its compensation and reward packages to ensure high levels of performance and to reward and retain key skills.

Waren has given the Board of Warner Chilcott assurances that the existing employment rights, including accrued pension rights, of the employees of Warner Chilcott will be fully safeguarded upon the completion of the Acquisition.

12.	Warner Chilcott Share Option Schemes

The Acquisition will affect share options and incentive awards granted under the Warner Chilcott Share Option Schemes. Participants in the Warner Chilcott Share Option Schemes will be contacted regarding the effect of the Acquisition on their rights and appropriate proposals will be made in due course.

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13.	Scheme of arrangement

Under the Scheme, each Warner Chilcott Share will be cancelled and new shares in Warner Chilcott will be issued fully paid to Waren. In consideration for the cancellation of their Warner Chilcott Shares, Warner Chilcott Shareholders will receive consideration under the terms of the Acquisition as outlined above. On the Scheme becoming effective, Warner Chilcott will be a wholly owned subsidiary of Waren.

The Scheme will be subject to the Conditions and the further terms and conditions to be set out in the Scheme Document.

To become effective, the Scheme requires, amongst other things, the approval of a majority in number of Warner Chilcott Shareholders representing three fourths or more in value of Warner Chilcott Shares (or the relevant classes thereof) entitled to vote, either in person or by proxy, at the relevant Court Meeting(s).

In addition to the Court Meeting(s), the Warner Chilcott Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, approving one or more special resolutions relating to the Capital Reduction and the implementation of the Scheme. This meeting will be held directly after the Court Meeting(s).

The Scheme will become effective upon, amongst other things, delivery to the Registrar of Companies in Northern Ireland of a copy of the Order of the Court sanctioning the Scheme and registration of such order. Upon the Scheme becoming effective, it will be binding on all Warner Chilcott Shareholders, irrespective of whether or not they attended or voted at the Court Meeting(s) or the Warner Chilcott Extraordinary General Meeting.

14.	Break fee

Warner Chilcott and Waren have entered into an agreement under which Warner Chilcott has agreed to pay a break fee to Waren of up to one per cent. of the fully diluted value of the Acquisition (approximately £17 million) in the event that: (i) a competing proposal is announced prior to the Acquisition lapsing or being withdrawn or, if earlier, prior to the expiry of six months from the date of this announcement and such competing proposal subsequently becomes or is declared wholly unconditional or is completed; or (ii) the Board (other than Roger Boissonneault) withdraws or adversely modifies its recommendation of the Acquisition and the Acquisition lapses or is withdrawn.

15.	Overseas shareholders

The availability of the Acquisition to persons who are not resident in the United Kingdom or in the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

16.	Rule 8 notice

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Waren or of Warner Chilcott, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Waren or Warner Chilcott is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service (as specified in the Listing Rules) and the Panel by not later than 12:00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period to the date on which the Scheme becomes effective (or, if applicable, to the date on which any Offer by Waren for Warner Chilcott becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn). Dealings by Waren or by Warner Chilcott or by their respective “associates” (within the definition set out in the City Code) in any class of securities of Waren or Warner Chilcott until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

17.	General

The Scheme Document will be posted to Warner Chilcott Shareholders and, for information only, to participants in the Warner Chilcott Share Option Schemes (other than to persons with addresses in Restricted Jurisdictions), as soon as practicable and in any event within twenty-eight days of the date of this announcement unless agreed otherwise with the Panel. The Scheme Document will include full details of the Scheme together with notices of the Court Meeting(s) and the Warner Chilcott Extraordinary General Meeting and the expected timetable, and will specify the necessary action to be taken by Warner Chilcott Shareholders.

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Save as disclosed in paragraph 8 above, neither DLJMB and JPMP nor any of the directors of DLJMB and JPMP nor, so far as DLJMB and JPMP are aware, any person acting in concert with DLJMB and JPMP, owns or controls any Warner Chilcott Shares or any securities convertible or exchangeable into Warner Chilcott Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Warner Chilcott Shares or has entered into any derivatives referenced to Warner Chilcott Shares (“Relevant Warner Chilcott Securities”) which remains outstanding, nor does any such person have any arrangement in relation to Relevant Warner Chilcott Securities. For these purposes, “arrangement” includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Warner Chilcott Securities which may be an inducement to deal or refrain from dealing in such securities. In the interests of secrecy prior to this announcement, DLJMB and JPMP have not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with them for the purposes of the Acquisition. Enquiries of such parties will be made as soon as practicable following the date of this announcement and any material disclosure in respect of such parties will be included in the Scheme Document.

As at 7:00 a.m. (London time) on 27 October 2004, Warner Chilcott had 187,307,791 ordinary shares of 10 pence in issue (ISIN number GB0000404482)

GENERAL ENQUIRIES

DLJ Merchant Banking Partners	Tel: +1 212 538 3300
David Burgstahler

J.P. Morgan Partners
Brooke Harlow	Tel: + 1 212 899 3400
Sebastian Howell	Tel: + 44 20 7325 4874

Credit Suisse First Boston
(financial adviser to Waren)	Tel: +44 20 7888 8888
Andrew Christie
Stephanie Leouzon
Zachary Brech

Warner Chilcott	Tel: +44 28 3836 3620
Dr John King
Geoffrey Elliott

Hoare Govett
(joint financial adviser and corporate broker to Warner Chilcott)	Tel: +44 20 7678 8000
Andrew Chapman
Justin Jones
Andrew Foster

Greenhill
(joint financial adviser to Warner Chilcott)	Tel: +44 20 7440 0400
Simon Borrows
Brian Cassin

Financial Dynamics
(public relations adviser to Warner Chilcott)	Tel: +44 20 7831 3113
Andrew Dowler

Goodbody Stockbrokers
(stockbroker to Warner Chilcott)	Tel: +353 16670 222
Stephen Donovan

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This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Credit Suisse First Boston, which is regulated by the Financial Services Authority, is acting for Waren in connection with the Acquisition and no-one else and will not be responsible to anyone other than Waren for providing the protections afforded to customers of Credit Suisse First Boston nor for providing advice in relation to the Acquisition.

Hoare Govett, which is regulated by the Financial Services Authority, is acting for Warner Chilcott in connection with the Acquisition and no one else and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of Hoare Govett nor for providing advice in relation to the Acquisition.

Greenhill, which is regulated by the Financial Services Authority, is acting for Warner Chilcott in connection with the Acquisition and no one else and will not be responsible to anyone other than Warner Chilcott for providing the protections afforded to customers of Greenhill nor for providing advice in relation to the Acquisition.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from Australia, Canada or Japan and will not be capable of acceptance by any such use, instrumentality or facility within Australia, Canada or Japan and persons seeking such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from Australia, Canada or Japan. If the Acquisition is implemented by way of an Offer (unless otherwise determined by Waren and permitted by applicable law and regulation), the Offer will not be made, directly or indirectly, in or into, or by the use of mails or any means of instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of Australia, Canada or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities.

The ability of Warner Chilcott Shareholders who are not resident in the United Kingdom, the United States or the Republic of Ireland to vote their Warner Chilcott Shares at the Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Meetings on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom, the United States or the Republic of Ireland should inform themselves of, and observe, any applicable requirements. Whether or not a Warner Chilcott Shareholder’s Warner Chilcott Shares are voted at the Court Meeting or the Warner Chilcott Extraordinary General Meeting, if the Scheme becomes effective those Warner Chilcott Shares will be cancelled pursuant to the Scheme in return for the payment of 862 pence per Warner Chilcott Share.

Warner Chilcott will prepare the Scheme Document to be distributed to Warner Chilcott Shareholders. The Consortium, Waren and Warner Chilcott urge Warner Chilcott Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. Warner Chilcott Shareholders may obtain a free copy of the Scheme Document, when it becomes available, from any of Credit Suisse First Boston, Hoare Govett and Greenhill.

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APPENDIX I
Conditions and certain further terms of the Acquisition

Part A: Conditions of the Acquisition

1.	The Scheme will be subject to the following Conditions:

(a)	approval of the Scheme by a majority in number, representing three-fourths or more in value of the holders of Warner Chilcott Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment or postponement thereof;

(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Warner Chilcott Extraordinary General Meeting; and

(c)	the sanction (with or without modifications) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Northern Ireland Companies Registry and, in relation to the reduction of capital, being registered, in each case, on or prior to 27 March 2005 or such later date as Waren may, with the consent of the Panel, decide.

2.	Waren and Warner Chilcott have agreed that, subject to paragraph 3 below, an office copy of the Court Order sanctioning the Scheme and of the Court Order confirming the reduction of capital will be delivered to the Northern Ireland Companies Registry, thereby making the Scheme effective, only if the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(a)	(i) in so far as the Acquisition or any aspect thereof constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the Regulation):

(A)	it being established, in terms reasonably satisfactory to Waren, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation;

(B)	if the European Commission makes a referral to the competent authority or authorities of a European Union Member State or Member States (other than the United Kingdom) under Article 9 of the Regulation in connection with the proposed acquisition of Warner Chilcott by Waren or any matter arising from the Acquisition, it being established, in terms reasonably satisfactory to Waren, that the proposed Acquisition or any matter arising from the proposed Acquisition will be allowed to proceed in the Member State or Member States concerned; and

(C)	if the European Commission makes a referral to the competent authority or authorities of the United Kingdom under Article 9 of the Regulation in connection with the proposed Acquisition or any matter arising from the Acquisition, it being established, in terms reasonably satisfactory to Waren, that the proposed Acquisition will not be referred to the Competition Commission; and

(ii)	in so far as the Acquisition or any aspect thereof does not constitute a concentration with a Community dimension within the scope of the Regulation, it being established, in terms reasonably satisfactory to Waren, that the Acquisition or any matters arising from the Acquisition will not be referred to the UK Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22 of the Regulation and is accepted by the European Commission, then this subparagraph (a) shall be deemed satisfied, if:

(A) it is established, in terms reasonably satisfactory to Waren, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation; and

(B) to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition of Warner Chilcott by Waren, it is established, in terms reasonably satisfactory to Waren, that the proposed acquisition of Warner Chilcott by Waren or any matter arising from that acquisition will not be referred to the UK Competition Commission;

(b)	all necessary filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in connection with the Acquisition and the proposed acquisition of control of Warner Chilcott by Waren;

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(c)	no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a Relevant Authority) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might be reasonably expected to:

(i)	make the Acquisition, the Scheme, the reduction of capital or the acquisition by Waren of any shares in, or control of, Warner Chilcott void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of the same, or impose material additional conditions or obligations with respect thereto or otherwise challenge or interfere therewith;

(ii)	require, prevent or materially delay the divestiture by any member of the wider Waren Group of any shares or other securities in any member of the Warner Chilcott Group;

(iii)	require, prevent or materially delay the divestiture (or materially alter the terms of any proposed divestiture) by any member of the Wider Waren Group or the Wider Warner Chilcott Group of all or any substantial part of their respective businesses, assets, shares, securities or properties or impose any material limitation on their ability to conduct all or any substantial part of their respective businesses and to own any of their respective assets or properties;

(iv)	impose any material limitation on, or result in any material delay in, the ability of any member of the Wider Waren Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Warner Chilcott Group or on the ability of any member of the Wider Warner Chilcott Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Warner Chilcott Group;

(v)	adversely affect the business assets, profits or prospects of any member of the Wider Warner Chilcott Group to an extent which is material in the context of the Wider Warner Chilcott Group taken as a whole;

(vi)	other than in the implementation of the Acquisition, require any member of the Wider Waren Group or of the Wider Warner Chilcott Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Warner Chilcott Group or any member of the Wider Waren Group owned by any third party where such acquisition would be material in the context of the Wider Warner Chilcott Group taken as a whole or, as the case may be, the Wider Waren Group taken as a whole;

(vii)	impose any material limitation on the ability of any member of the Wider Waren Group or the Wider Warner Chilcott Group to integrate or co-ordinate its business, or any substantial part of it, with the businesses or any part of the businesses of any other member of the Wider Waren Group and/or the Wider Warner Chilcott Group;

(viii)	result in any member of the Wider Warner Chilcott Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the Wider Warner Chilcott Group taken as a whole; or

(ix)	otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Warner Chilcott Group, and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

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(d)	all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Acquisition or the Scheme and the acquisition by Waren of any shares in, or control of, Warner Chilcott and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (authorisations) reasonably deemed necessary in any jurisdiction for or in respect of the Acquisition and the proposed acquisition by Waren of any shares in, or control of, Warner Chilcott being obtained in terms and in a form reasonably satisfactory to Waren from appropriate Relevant Authorities (in each case where the absence of such authorisation would have a material adverse effect on the Wider Warner Chilcott Group taken as a whole) and such authorisations together with all authorisations necessary for any member of the Wider Warner Chilcott Group to carry on its business (where such business is material in the context of the Wider Warner Chilcott Group taken as a whole) remaining in full force and effect and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(e)	save as fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group before the date of this announcement there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Warner Chilcott Group is a party or by or to which any such member or any substantial part of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Acquisition, the Scheme or the acquisition by Waren of any shares or other securities in, or change in the control or management of, Warner Chilcott would or might reasonably be expected to (to an extent which is materially adverse in the context of the Wider Warner Chilcott Group taken as a whole) result in:

(i)	any amount of moneys borrowed by or any other indebtedness (actual or contingent) of any such member becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow any monies or incur indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(iii)	any assets or interest of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

(iv)	any such member ceasing to be able to carry on business under any name under which it presently does so, where such a result would be material in the context of the Wider Warner Chilcott Group taken as a whole;

(v)	any such agreement, arrangement, licence or other instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or any onerous obligation arising or any action being taken or arising thereunder, in each case to an extent which is material in the context of the Wider Warner Chilcott Group taken as a whole;

(vi)	the rights, liabilities, obligations or interests of any such member in, or the business of any such member with any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected, in each case to an extent which is material in the context of the Wider Warner Chilcott Group, taken as a whole;

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(vii)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected, in each case to an extent which is material in the context of the Wider Warner Chilcott Group, taken as a whole; or

(viii)	the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any such agreement, arrangement, licence or other instrument, would result in any events or circumstances as are referred to in subparagraphs(i) to (viii) of this paragraph (e) in any case where such result would be material in the context of the Wider Warner Chilcott Group taken as a whole;

(f)	save as fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group prior to the date of this announcement or except as disclosed in the annual report and accounts of Warner Chilcott for the year ended 30 September, 2003 or the interim financial statements of Warner Chilcott for the period ended 30 September 2004 as publicly announced to a Regulatory Information Service by or on behalf of Warner Chilcott before the date of this announcement, no member of the Wider Warner Chilcott Group having since 30 September, 2003:

(i)	issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save as between Warner Chilcott and wholly-owned subsidiaries of Warner Chilcott or upon the exercise of rights to subscribe for Warner Chilcott Shares pursuant to options granted under the Warner Chilcott Share Option Schemes;

(ii)	recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Warner Chilcott;

(iii)	save for intra-Warner Chilcott Group transactions, implemented or authorised any merger or demerger or (other than in the ordinary course of business and provided not material) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any material asset or any right, title or interest in any such asset;

(iv)	other than in the implementation of the Acquisition and/or the Scheme, implemented or authorised any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement (other than in the ordinary course of business);

(v)	other than in the implementation of the Acquisition and/or the Scheme, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or (save for the matters referred to in subparagraph 0 of this condition) made or authorised any other change in its share capital;

(vi)	made or authorised any change in its loan capital or issued or authorised the issue of any debentures or (other than in the ordinary course of business and save as between Warner Chilcott and wholly-owned subsidiaries of Warner Chilcott) incurred or increased any material indebtedness or become subject to any material contingent liability;

(vii)	entered into, varied or terminated, or authorised the entry into, variation or termination of, any material contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider Warner Chilcott Group, taken as a whole;

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(viii)	entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Warner Chilcott Group or the Wider Waren Group;

(ix)	other than in respect of a member which is dormant and was solvent at the relevant time, taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any material part of its assets or revenues;

(x)	waived, compromised or settled any material claim otherwise than in the ordinary course of business;

(xi)	entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Warner Chilcott;

(xii)	entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(g)	save as fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group prior to the date of this announcement, since 30 September, 2003 (except as disclosed in the annual report and accounts of Warner Chilcott for the year ended on 30 September, 2003 or the interim financial statements of Warner Chilcott for the period ended 30 September, 2004 or as publicly announced to a Regulatory Information Service by or on behalf of Warner Chilcott before the date of this announcement):

(i)	no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Warner Chilcott Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Warner Chilcott Group or to which any member of the Wider Warner Chilcott Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Warner Chilcott Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Warner Chilcott Group which might reasonably be expected to materially adversely affect the Wider Warner Chilcott Group taken as a whole; and

(iii)	no contingent or other liability having arisen which would reasonably be expected to materially adversely affect any member of the Wider Warner Chilcott Group taken as a whole; and

(iv)	no steps having been taken which might reasonably be expected to result in the withdrawal, cancellation, termination or modification of any material licence held by the Wider Warner Chilcott Group which is necessary for the proper carrying on of its business;

(h)	save as publicly announced in accordance with the Listing Rules by Warner Chilcott or as otherwise fairly disclosed to Waren or its representatives by or on behalf of any member of the Wider Warner Chilcott Group prior to the date of this announcement, Waren not having discovered that:

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(i)	any financial, business or other information publicly disclosed at any time by any member of the Wider Warner Chilcott Group is misleading in a material respect, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in a material respect which in any case is material and adverse to the financial or trading position of the Wider Warner Chilcott Group taken as a whole;

(ii)	any member of the Wider Warner Chilcott Group is subject to any material liability, contingent or otherwise;

(iii)	any past or present member of the Warner Chilcott Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Warner Chilcott Group and which is material in context of the Wider Warner Chilcott Group taken as a whole; or

(iv)	there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Warner Chilcott Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction and which is material in the context of the Wider Warner Chilcott Group taken as a whole.

For the purposes of these Conditions, save where otherwise indicated, the “Wider Warner Chilcott Group” means Warner Chilcott and its subsidiary undertakings and any other undertaking in which Warner Chilcott and/or such subsidiary undertakings or other undertakings (aggregating their interests) have a significant interest and the “Wider Waren Group” means Waren and its subsidiary undertakings and any other undertaking in which Waren and/or such subsidiary undertakings or other undertakings (aggregating their interests) have a significant interest and for these purposes, “subsidiary undertaking” has the meaning given by article 266 of the Northern Ireland Companies Order and “significant interest” means a direct or indirect interest in 20 per cent. or more of the called-up share capital (as defined in article 5 of the Northern Ireland Companies Order).

Waren reserves the right, in accordance with the Implementation Agreement, to elect to implement the Acquisition by way of a take-over offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent of the shares to which such offer relates), so far as applicable, as those would apply to the Scheme.

3.	Waren reserves the right to waive all or any conditions of Condition 2, except for the condition contained in paragraphs (a) and (b), in whole or in part. The conditions contained in paragraphs (a), (b) and (c) of Condition 1 cannot be waived. The Scheme will not become effective unless all Conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Waren to be or remain satisfied by no later than 27 March 2005, or such later date as Waren may, with the consent of the Panel, decide, provided that, in the event that Waren elects in accordance with the provisions of the Implementation Agreement to implement the Acquisition by way of an offer, Waren shall be under no obligation to waive or treat as fulfilled any of conditions contained in Condition 2 by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

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If Waren is required by the Panel to make an offer for any Warner Chilcott Shares under Rule 9 of the Code, Waren may make such alterations to the above Conditions as are necessary to comply with that Rule.

Part B: Certain further terms of the Acquisition

The Warner Chilcott Shares will be acquired by Waren free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto including the right to receive in full all dividends and other distributions declared, paid or made after the date of this announcement.

APPENDIX II
Bases and sources

Unless otherwise stated, for the purposes of this announcement:

(a)	an exchange rate of $1.8366 to £1.00 has been used, being the daily 5:00 p.m. (London time) Bank of England fix for the $/£ rate prevailing on 26 October 2004, the last business day prior to this announcement. Sourced from Bloomberg;

(b)	financial information relating to Warner Chilcott has been extracted or provided, without material adjustment, from the unaudited interim financial statements for the 12 months ended 30 September 2004;

(c)	the value of the existing issued share capital of Warner Chilcott is based upon 187,307,791 Warner Chilcott Shares in issue on 26 October 2004, being the last business day prior to this announcement;

(d)	the market prices of Warner Chilcott Shares are closing, middle-market quotations derived from the Daily Official List; and

(e)	Warner Chilcott had the following relevant securities in issue as at the close of business on 26 October 2004:

•	Ordinary shares of 10 pence each	187,307,791

•	Options over ordinary shares of 10 pence each	10,152,376

APPENDIX III
Definitions

In this announcement the following words and expressions shall have the following meanings, unless the context otherwise requires

“Acquisition”	the proposed acquisition by Waren of the entire issued and to be issued share capital of Warner Chilcott;

“Board” or “Directors”	the board of directors of Warner Chilcott at the date of this announcement;

“Capital Reduction”	the proposed reduction of the capital of Warner Chilcott in connection with the Scheme;

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“City Code” or “Code”	the City Code on Takeovers and Mergers of the United Kingdom;

“Closing Price”	the closing, middle-market quotation derived from the Daily Official List;

“Companies Order”	the Companies (Northern Ireland) Order 1986 (as amended);

“Conditions”	the conditions to the Acquisition set out in Appendix 1;

“Court”	the High Court of Justice in Northern Ireland or the Court of Appeal of Northern Ireland, as the case may be;

“Court Meetings”	the meeting or meetings of Warner Chilcott Shareholders (or the relevant class or classes thereof) convened pursuant to an order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) including any adjournment or postponement of any such meeting;

“Court Order”	the order of the Court sanctioning the Scheme under article 418 of the Companies Order and confirming the reduction of capital provided for by the Scheme under article 145 of the Companies Order;

“Credit Suisse First Boston” or “CSFB”	Credit Suisse First Boston (Europe) Limited;

“Daily Official List”	the Daily Official List of the London Stock Exchange;

“Deutsche Bank”	Deutsche Bank AG

“DLJMB”	Funds managed or advised by DLJ Merchant Banking III, Inc.;

“Forms of Proxy”	the forms of proxy for use at the Court Meeting and the Warner Chilcott Extraordinary General Meeting;

“Greenhill”	Greenhill & Co. International LLP;

“Hoare Govett”	Hoare Govett Limited;

“Implementation Agreement”	the implementation agreement dated the date of this announcement between Warner Chilcott, Waren, DLJMB Overseas Partners III, C,V, and J.P. Morgan Partners (BHCA), L.P;

“JPMP”	funds managed or advised by J.P. Morgan Partners, LLC;

“Listing Rules”	the listing rules made by the UKLA (as from time to time amended);

“London Stock Exchange”	London Stock Exchange plc;

“NASDAQ”	The NASDAQ Stock Market, Inc;

“Official List”	the Official List of the UKLA;

“Panel”	The Panel on Takeovers and Mergers;

“Restricted Jurisdictions”	Australia, Canada or Japan or any other jurisdiction where extension or acceptance of the Acquisition would violate the law of that jurisdiction;

“Scheme”	the proposed scheme of arrangement under article 418 of the Companies Order to effect the Acquisition, the full terms of which will be set out in the Scheme Document;

“Scheme Document”	the document to be sent to Warner Chilcott Shareholders setting out the full terms of the Scheme and containing notices convening the Court Meeting and the Warner Chilcott Extraordinary General Meeting;

“UKLA”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Waren”	Waren Acquisition Limited

“Waren Group”	Waren, its subsidiaries and its subsidiary undertakings;

“Warner Chilcott”	Warner Chilcott PLC;

“Warner Chilcott ADS”	American Depositary Shares of Warner Chilcott each representing four Warner Chilcott Shares;

“Warner Chilcott Extraordinary General Meeting”	the extraordinary general meeting of the members of Warner Chilcott to approve the Capital Reduction and certain other matters relating to the Scheme and the Acquisition; including any adjournment or postponement of that meeting;

“Warner Chilcott Group”	Warner Chilcott, its subsidiaries and its subsidiary undertakings;

“Warner Chilcott Optionholders”	holders of options over Warner Chilcott Shares granted under the Warner Chilcott Share Option Schemes or otherwise;

“Warner Chilcott Shareholders”	the holders of Warner Chilcott Shares and Warner Chilcott ADSs;

“Warner Chilcott Share Option Schemes”	The Galen Holdings plc Long Term Incentive Plan, The Galen Holdings plc Savings Related Share Option Scheme, The Galen Holdings plc 2000 US Option Scheme, The Galen Holdings plc Approved Executive Share Option Scheme and the Warner Chilcott plc Incentive Share Option Scheme

“Warner Chilcott Shares”	the ordinary shares of 10 pence each in the capital of Warner Chilcott;

All references to legislation in this announcement are to the legislation of Northern Ireland unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purpose of this announcement, “subsidiary” has the meaning given in article 4 of the Companies Order and “subsidiary undertaking” has the meaning given in article 266 of the Companies Order.

References to “£", “Sterling” and “pence” are to the lawful currency of the United Kingdom.

References to “$” are to the lawful currency of the United States of America.

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Craigavon, Northern Ireland/Rockaway, NJ	27 October 2004

Warner Chilcott PLC
Announces strong results for the fourth quarter ended 30 September 2004

Craigavon, Northern Ireland/Rockaway, New Jersey, USA – 27 October 2004: Warner Chilcott PLC (“Warner Chilcott”) (LSE: WCRX, Nasdaq: WCRX), previously known as Galen Holdings PLC, announces its results for the quarter and twelve months ended 30 September 2004.

Financial Highlights for the Quarter and Twelve Months ended 30 September 2004

	Note	YTD 30 Sept 2004	YTD 30 Sept 2003	Change (%)	QE 30 Sept 2004	QE 30 Sept 2003	Change (%)

Revenues ($’M)
- Continuing		464.0	326.6	42%	125.1	103.6	21%
- Discontinued	3	58.9	105.7	(44%)	—	35.1	N/	A
- Total		522.9	432.3	21%	125.1	138.7	(10%)

Operating Profit ($’M)	1
- Continuing		242.7	136.9	77%	66.2	45.5	45%
- Discontinued	3	29.4	50.1	(41%)	—	20.0	N/	A
- Total		272.1	187.0	46%	66.2	65.5	1%

Adjusted Earnings per Share (Cents)	1
- Continuing		98.9	63.4	56%	26.9	20.6	31%
- Discontinued	3	13.1	21.8	(40%)	—	9.0	N/	A
- Total		112.0	85.2	31%	26.9	29.6	(9%)

Statutory Operating Profit ($’M)	2	189.9	124.9	52%	43.6	45.5	(4%)
Statutory Earnings per Share (Cents)	2	71.9	51.2	40%	14.6	18.5	(21%)

1.	Operating profit and adjusted earnings per share, which are the primary performance measures used by management, are presented before amortisation of intangibles and goodwill and exceptional items.

2.	Statutory operating profit is shown after amortisation of intangibles and goodwill and operating exceptional items. Statutory earnings per share is shown after amortisation of intangibles and goodwill and an operating exceptional charge of $3.0 million arising from the Company’s estimate of costs incurred to date associated with the Recommended Offer.A reconciliation of statutory and adjusted items is given in the profit and loss account and Note 2 to the results.

3.	Discontinued operations represent the UK businesses divested in the year and the Loestrin(R)/Minestrin(R) products.

•	Revenues for continuing operations in the fourth quarter were $125.1 million, an increase of 21% over the same quarter last year and $464.0 million for the twelve month period, an increase of 42% over the same period last year. Continuing operations excludes revenues from the Loestrin(R)/Minestrin(R) products, sold in March 2004 and our UK businesses, sold in April 2004.

•	Operating profit from continuing operations for the fourth quarter, before amortisation of goodwill and intangibles, rose to $66.2 million compared to $45.5 million in the same quarter last year, an increase of 45%. Operating profit from continuing operations for the twelve months to 30 September was $242.7 million, an increase of 77% over the same period last year.

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•	Adjusted earnings per ordinary share from continuing operations for the fourth quarter, before amortisation of goodwill and intangible assets and exceptional items, increased to 26.9 cents, up 31% over the same quarter in the prior year.

•	For the twelve-month period adjusted earnings per share were increased to 112 cents, an increase of 31% over the same period last year. These increases reflect revenue growth from both existing products and products added to the Company's portfolio in 2003.

•	We generated cash of $72.1 million during the quarter and $249.4 million for the twelve month period. Net debt at 30 September was $5.5 million, compared to a net debt position of $253.3 million a year ago.

Business Highlights for the Quarter

•	Announced that the United States District Court for the Southern District of Indiana has upheld the validity of our patent on Sarafem(R). The patent had been challenged by Teva Pharmaceuticals (Teva).

•	Announced that the US Food and Drug Administration (FDA) has approved Femtrace(TM) tablets. Femtrace(TM) contains estradiol acetate and is indicated for the relief of the vasomotor symptoms of menopause.

Commenting on the results, Roger Boissonneault, Chief Executive, said:

“We are extremely pleased with this set of results which indicate the continuing progression of our business and we approach the future with confidence.”

Recommended Offer

•	Warner Chilcott today announces that it has reached agreement with Waren Acquisitions Limited, a company controlled by funds managed or advised by DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC, on the terms of a recommended acquisition for the Company at a price of 862 pence per ordinary share, valuing the Company at approximately (pound)1,615 million. Further information on the acquisition is being published today in a separate announcement.

•	A second interim dividend, of 3 pence per ordinary share in respect of the twelve months ended on 30 September 2004 is included in the offer price of 862 pence per ordinary share, and hence will not be paid separately if the acquisition becomes effective. If there is no successful acquisition of Warner Chilcott, it is the current intention of the Board that Warner Chilcott declare a second interim dividend of 3 pence per ordinary share.

For further information, please contact:

Warner Chilcott PLC John King/Geoffrey Elliott	Tel:	+ 44 (0) 28 3836 3634

Financial Dynamics Andrew Dowler	Tel:	+44 (0) 20 7831 3113

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For further information on Warner Chilcott visit: www.warnerchilcott.com

Note:

Forward looking statements in this report, including, without limitation, statements relating to Warner Chilcott’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Warner Chilcott to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Warner Chilcott’s ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Warner Chilcott operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Warner Chilcott with the SEC. Warner Chilcott undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Commentary on the results for the quarter and twelve months ended 30 September 2004

Sales & Marketing

The Group sustained healthy revenue growth in its continuing pharmaceutical products business, as illustrated in the table below.

PRODUCTS	Q4 2004 $M’s	% Growth over prior Year QTR		Q1-Q4 2004 $M’s	% Growth over Q1-Q4 2003

Oral Contraception
Ovcon(R)	18.8	9.2%		71.5	22.1%
Estrostep(R)	16.3	7.5%		61.7	N/	A

HRT
Estrace(R) Cream	16.0	31.4%		58.1	29.8%
femhrt(R)	17.5	29.9%		70.5	N/	A
Femring(R)	3.2	425.2%		8.3	N/	A
Estrace(R) Tablets	4.2	17.8%		14.7	(34.7%)

Dermatology
Doryx(R)	16.6	60.1%		69.5	28.4%

PMDD
Sarafem(R)	14.2	(37.2%)		59.5	N/	A

Other
US & International	10.6	26.5%		41.9	18.5%
Toll Manufacturing	7.7	N/	A	8.3	N/	A

TOTAL	125.1	20.8%		464.0	42.1%

- 22 -

For the quarter ended 30 September 2004, product revenues from our continuing operations were $125.1 million, an increase of 21% over the same quarter last year.

The above table illustrates the performance of each product. All products that the Company purchased in 2003 were bought before the fourth quarter of FY 2003.

Our two oral contraceptive products Ovcon(R) and Estrostep(R) continue to be the primary focus of our salesforce. Revenues for Ovcon(R) and Estrostep(R) in the fourth quarter of 2004 have increased 9.2% and 7.5%, respectively, over the same period last year.

In hormone therapy, our lead product is femhrt(R), the combination product purchased from Pfizer last year. Estrace(R) cream revenue continues to grow although it is not a promoted product. Next year we look forward to the launch of Femtrace(TM) our recently approved estradiol acetate product as well as femhrt(R) Lo, a low-dose version of femhrt(R) for which we have filed a New Drug Application, (NDA).

In dermatology, our oral antibiotic Doryx(R) showed good revenue growth. During the quarter we recorded revenues of $3 million in co-promotion fees relating to Dovonex(R), a product used to treat psoriasis.

Sarafem(R), our product used to treat pre-menstrual dysphoric disorder (PMDD), recorded sales of $14.2 million in the quarter, indicating that the stocking issues of prior quarters appear to be resolving. We are pleased to have prevailed in the challenge to the Sarafem(R) patent in August 2004.

In this quarter we recorded revenues of approximately $7.7 million from contract manufacturing activities in our recently acquired facility in Fajardo, Puerto Rico. We expect this revenue stream to continue for the next two years as we transition other products into this facility. The facility also manufactures our Estrostep(R) product. We are moving ahead with plans to manufacture many of our significant products at Fajardo.

Margins

The gross margin for the quarter was 87% compared to 85% in the same quarter last year. The evolution of our product mix towards higher margin products has contributed to this improvement. Our gross margin improvement continues to benefit from the disposal of our lower margin UK businesses, now completed.

Selling, general and administrative (SG&A) costs were $35.8 million in the quarter, a decrease of 19.4% over the same quarter last year.

Operating profit from continuing operations before amortisation of goodwill and intangibles, and exceptional bid costs was $66.2 million, an increase of 45% over the same quarter last year. This represents an operating margin of 53%, compared to 44% a year ago. The higher operating margin illustrates the efficiency of the business model we have adopted, focused on branded products in the US.

Research & Development

Research and development costs were $7.3 million for the quarter ended 30 September 2004, a decrease of 8% over the same quarter last year.

Liquidity

At 30 September 2004 we had cash on hand of $186.3 million and net debt of $5.5 million. The business generated cash from operations of $72.1 million during the quarter. During the quarter we spent $16.7 million on the repurchase and cancellation of approximately 1.6 million of our own shares.

- 23 -

Unaudited results for the period ended 30 September 2004
Consolidated profit and loss account – UK GAAP

	Unaudited Quarter ended 30 September		Unaudited Twelve Months Ended 30 September	Audited Year ended 30 September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Turnover
Continuing operations	125,111	103,597	463,992	326,601
Discontinued operations	—	35,073	58,921	105,661

Total turnover	125,111	138,670	522,913	432,262
Cost of sales	15,870	20,869	72,221	77,152

Gross profit	109,241	117,801	450,692	355,110

Net operating expenses
Selling, general and administrative expenses	35,785	44,406	151,558	139,471
Research and development	7,261	7,890	26,992	28,685
Goodwill amortisation	5,399	5,913	22,531	23,479
Intangibles amortisation	14,225	14,056	56,718	38,530
Exceptional bid costs	3,000	—	3,000	—

Total net operating expenses	65,670	72,265	260,799	230,165

Operating profit
Before amortisation of goodwill and intangibles and
exceptional bid costs:
Continuing operations	66,195	45,554	242,713	136,855
Discontinued operations	—	19,951	29,429	50,099

Total before goodwill and intangibles amortisation and
exceptional bid costs	66,195	65,505	272,142	186,954
Goodwill amortisation	(5,399)	(5,913)	(22,531)	(23,479)
Intangibles amortisation	(14,225)	(14,056)	(56,718)	(38,530)
Exceptional bid costs	(3,000)	—	(3,000)	—

Total operating profit	43,571	45,536	189,893	124,945
Gain on sale of discontinued operations	—	—	21,331	—
Investment income	757	327	1,772	3,188

Profit on ordinary activities before interest	44,328	45,863	212,996	128,133
Interest payable and similar charges	1,958	4,584	13,090	11,752

Profit on ordinary activities before taxation	42,370	41,279	199,906	116,381
Tax on profit on ordinary activities	15,614	7,280	67,410	22,345

Profit for the financial period	26,756	33,999	132,496	94,036
Dividends	9,398	7,330	15,293	10,804

Retained profit for the financial period	17,358	26,669	117,203	83,232

Earnings per share (cents)	14.6	18.5	71.9	51.2
Diluted earnings per share (cents)	14.5	18.4	71.1	51.0
Adjusted earnings per share	26.9	29.6	112.0	85.2
Adjusted diluted earnings per share	26.7	29.3	110.7	84.8
Adjusted earnings per share - continuing	26.9	20.6	98.9	63.4
Adjusted diluted earnings per share - continuing	26.7	20.3	97.8	63.2

- 24 -

Unaudited results for the period ended 30 September 2004
Consolidated balance sheet – UK GAAP

	Unaudited 30 September 2004 $’000	Audited 30 September 2003 $’000

Fixed assets
Intangible assets	1,314,285	1,450,586
Tangible assets	28,133	62,094

	1,342,418	1,512,680

Current assets
Stocks	27,046	32,808
Debtors	64,764	48,866
Cash at bank and in hand	186,251	89,073

	278,061	170,747
Creditors: amounts falling due within one year	233,479	221,027

Net current assets / (liabilities)	44,582	(50,280)

Total assets less current liabilities	1,387,000	1,462,400
Creditors: amounts falling due after more than
one year	158,949	334,567
Deferred income	2,545	5,931

Net assets	1,225,506	1,121,902

Capital and reserves
Called up share capital	29,497	29,644
Share premium account	395,811	383,219
Capital redemption reserve	827	323
Merger reserve	457,800	457,800
Profit and loss account	341,571	250,916

Equity shareholders’ funds	1,225,506	1,121,902

- 25 -

Unaudited results for the period ended 30 September 2004
Consolidated cash flow statement – UK GAAP

	Unaudited Quarter ended 30 September		Unaudited Twelve months ended 30 September	Audited Year ended 30 September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Net cash inflow from operating activities	72,132	70,698	249,450	202,822

Returns on investments and servicing of finance
Interest paid	(1,483)	(6,969)	(9,134)	(11,502)
Interest received	757	327	1,772	4,091

	(726)	(6,642)	(7,362)	(7,411)

Taxation
Corporation tax paid	(30,422)	(22,672)	(66,222)	(31,244)

Capital expenditure
Purchase of tangible fixed assets	(370)	(718)	(10,079)	(6,164)
Sale of tangible fixed assets	—	—	—	40
Purchase of intangible fixed assets	(7,200)	(1,586)	(43,168)	(664,229)
Sale of intangible fixed assets	—	—	45,000	—
Government grant received	—	29	398	530

	(7,570)	(2,275)	(7,849)	(669,823)

Acquisitions and disposals
Sale of businesses (net of costs)	(2,445)	—	114,436	(324)

Equity dividends paid	(4,889)	(3,474)	(13,398)	(9,241)

Net cash flow before management of liquid resources and financing	26,080	35,635	269,055	(515,221)

Management of liquid resources
Decrease / (increase) in short term deposits	43,000	13,900	(77,000)	215,400

Financing
Issue of ordinary share capital (net of expenses)	210	240	12,948	536
Purchase of own shares	(16,659)	—	(31,720)	—
Loan notes repaid	—	(2,925)	(48,346)	(2,925)
Loans (repaid) / obtained (net)	(51,666)	(51,518)	(104,523)	294,085
Principal repayment under hire purchase agreements	—	(139)	(236)	(414)

	(68,115)	(54,342)	(171,877)	291,282

Increase / (decrease) in cash in the period	965	(4,807)	20,178	(8,539)

- 26 -

Unaudited results for the period ended 30 September 2004

Notes to results

1	Basis of preparation

The financial information for the quarters ended 30 September 2004 and 2003, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group’s 30 September 2003 statutory accounts.

The abridged financial information for the year ended 30 September 2003 has been extracted from the group’s statutory accounts for that year, which have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.

2	Earnings per share

Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).

The weighted average numbers of shares used in the calculation of earnings per share are as follows:

	Quarter ended 30 September 2004 Number	2003 Number	Twelve months ended 30 September 2004 Number	Year ended 30 September 2003 Number

Weighted average number of shares:
Basic	183,712,879	183,580,981	184,362,320	183,574,057
Diluted	185,112,707	185,186,185	186,418,675	184,504,240

Adjusted earnings per share (cents)	Quarter ended 30 September 2004	2003	Twelve months ended 30 September 2004	Year ended 30 September 2003

Statutory earnings per ordinary share	14.6	18.5	71.9	51.2
Adjustments:
Goodwill and intangibles amortisation	10.7	10.9	43.0	33.8
Exceptional bid costs	1.6	—	1.6	—

Exceptional gain net of tax	—	—	(5.2)	—
Exceptional costs of notes redemption	—	0.2	0.7	0.2

Adjusted earnings per share – basic	26.9	29.6	112.0	85.2

- 27 -

Summary of differences between UK GAAP and US GAAP

(1)	Profit for the period and shareholders’ funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders’ funds are set out in the tables below:

		12 months to 30 September 2004 $’000 Unaudited	2003 $’000

(a)	Reconciliation of profit for the period to US GAAP
	Profit for the financial period under UK GAAP	132,496	94,036

	US GAAP adjustments:
	Amortisation of goodwill	18,388	23,479
	Unwinding of discount on contingent consideration	2,040	500
	Amortisation of intangibles	(694)	(3,793)
	Depreciation of interest capitalised	(53)	(53)
	Deferred taxation	(791)	(19,754)
	Compensation expense	(539)	1,301
	Deferred tax effect of US GAAP adjustments	440	439

	US GAAP adjustments total	18,791	2,119

Profit for the financial period under US GAAP		151,287	96,155

		As at 30 September 2004 $’000 Unaudited	As at 30 September 2003 $’000

(b)	Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP
	Equity shareholders’ funds under UK GAAP	1,225,506	1,121,902

	US GAAP adjustments:
	Acquisition accounting	(69,267)	(91,290)
	Capitalisation of interest	2,448	2,501
	Deferred taxation	(43,669)	(43,318)
	Employee benefit trust	(11,624)	(11,459)
	Share premium account	11,624	11,459
	Dividends	9,539	7,330

	US GAAP adjustments total	(100,949)	(124,777)

Equity shareholders’ funds under US GAAP		1,124,557	997,125

- 28 -

Unaudited consolidated balance sheet – US GAAP
(In thousands of US dollars)

	Unaudited as at 30 September 2004 $’000	Audited as at 30 September 2003 $’000

Assets
Current assets:
Cash and cash equivalents	186,251	88,571
Accounts receivable, net	37,003	25,581
Inventories	27,046	16,353
Prepaid expense and other assets	22,366	6,173
Current assets - discontinued operations	—	30,053

	272,666	166,731

Property, plant and equipment, net	30,582	23,390
Property, plant and equipment, net - discontinued operations	—	41,204
Intangible assets, net	919,243	1,008,257
Intangible assets, net - discontinued operations	—	100,849
Goodwill, net	194,113	196,568
Goodwill, net - discontinued operations	—	28,366

Total assets	1,416,604	1,565,365

Liabilities
Current liabilities:
Accounts payable	15,580	13,874
Accrued and other liabilities	65,358	67,320
Current instalments of long-term debt	101,585	102,480
Income taxes	14,522	15,854
Current liabilities - discontinued operations	—	11,675

Total current liabilities	197,045	211,203

Other liabilities:
Long-term debt, excluding current instalments	90,116	238,598
Deferred income taxes	2,341	100,264
Other non-current liabilities	2,545	846
Other liabilities - discontinued operations	—	17,329

Total liabilities	292,047	568,240

Shareholders’ equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2003; 250,000,000) shares authorised, 187,299,703 shares issued and outstanding at September 30, 2004 and 188,209,895 issued and outstanding at September 30, 2003	29,899	30,046
Additional paid in capital	691,950	676,528
Retained earnings	385,708	278,720
Treasury stock	(23,638)	(23,638)
Accumulated other comprehensive income	40,638	35,469

Total shareholders’ equity	1,124,557	997,125

Total liabilities and shareholders’ equity	1,416,604	1,565,365

- 29 -

Unaudited consolidated statement of operations — US GAAP
(In thousands of US dollars, except per share data)

	Quarter ended 30 September		Twelve months ended 30 September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Revenues	125,111	103,597	463,992	326,601

Operating expenses
Cost of sales (excluding depreciation shown separately below)	15,870	10,091	49,930	37,991
Selling, general and administrative	38,140	38,937	146,299	124,143
Research and development	7,261	6,971	26,558	24,874
Depreciation	738	516	2,083	1,491
Amortisation	13,693	13,653	55,299	40,271

Total operating expenses	75,702	70,168	280,169	228,770

Operating income	49,409	33,429	183,823	97,831

Other (expense) / income
Interest income	757	301	1,772	3,140
Interest expense	(1,448)	(3,937)	(11,028)	(10,826)

Total other (expense) / income	(691)	(3,636)	(9,256)	(7,686)

Income before taxes	48,718	29,793	174,567	90,145

Provision for income taxes	15,932	14,901	50,989	32,101

Income from continuing operations	32,786	14,892	123,578	58,044
Discontinued operations:
Earnings from discontinued operations (net of tax charge of 2003 Qtr $3,129, 2004 12 mths $4,967, 2003 12 mths $9,559)	—	15,743	22,331	38,111
Gain on disposal of discontinued operations (net of tax charge of $11,806)	—	—	5,378	—

Net income	32,786	30,635	151,287	96,155

Basic net income per ordinary share (cents):
- continuing operations	0.18	0.08	0.67	0.32
- earnings and gain on disposal of discontinued operations	—	0.09	0.15	0.21

Basic net income per ordinary share (cents):	0.18	0.17	0.82	0.53

Diluted net income per ordinary share (cents)
- continuing operations	0.18	0.08	0.66	0.31
- earnings and gain on disposal of discontinued operations	—	0.09	0.15	0.21

Diluted net income per ordinary share (cents)	0.18	0.17	0.81	0.52

Basic net income per ADS equivalent:
- continuing operations	0.71	0.33	2.68	1.27
- earnings and gain on disposal of discontinued operations	—	0.34	0.60	0.83

Basic net income per ADS equivalent:	0.71	0.67	3.28	2.10

Diluted net income per ADS equivalent:
- continuing operations	0.71	0.32	2.65	1.26
- earnings and gain on disposal of discontinued operations	—	0.34	0.60	0.83

Diluted net income per ADS equivalent:	0.71	0.66	3.25	2.09

Weighted average ordinary shares outstanding
Basic	183,712,879	183,580,981	184,362,320	183,574,057

Diluted	185,112,707	185,186,185	186,418,675	184,504,240

Weighted average ADS equivalents outstanding
Basic	45,928,220	45,895,245	46,090,580	45,893,514

Diluted	46,278,177	46,296,546	46,604,669	46,126,060

- 30 -

Unaudited consolidated statements of cash flows – US GAAP
(In thousands of US dollars)

	Quarter ended 30 September		Twelve months ended 30 September
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

Cash flows from operating activities
Net income	32,786	30,635	151,287	96,155
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	738	2,302	3,566	6,844
Amortisation of intangibles	13,693	14,612	57,411	42,323
Gain on sale of business	—	—	(17,611)	—
Loss on sale of assets	—	144	—	240
Amortisation of government grants	(88)	(305)	(684)	(1,135)
Debt issuance costs / loan premium amortisation	133	(122)	334	(265)
Stock compensation expense	81	(1,542)	538	(1,301)
Changes in assets and liabilities:
Decrease / (increase) in accounts receivable, prepaid expense and other assets	3,913	23,877	(19,680)	(7,584)
Increase in inventories	(4,276)	(4,086)	(1,648)	(5,906)
Increase / (decrease) in accounts payable, accrued liabilities and other liabilities	8,498	(19,640)	(2,483)	29,851
Income taxes	(11,789)	(4,515)	4,241	10,528
Foreign exchange (loss) / gain	(5)	18	1,326	(673)

Net cash provided by operating activities	43,684	41,378	176,597	169,077

Cash flows from investing activities
Purchase of tangible fixed assets	(370)	(718)	(10,079)	(6,164)
Sale of tangible fixed assets	—	—	—	40
Purchase of intangible fixed assets	(9,900)	(1,586)	(45,868)	(669,229)
Sale of intangible fixed assets	—	—	45,000	—
Government grant received	—	29	398	530
Proceeds from sale of businesses (net of costs)	(2,445)	—	114,436	—
Deferred consideration and acquisition costs	—	—	—	(324)

Net cash (used in ) / provided by investing activities	(12,715)	(2,275)	103,887	(675,147)

Cash flows from financing activities
Loan notes repaid	—	(2,925)	(46,377)	(2,925)
Long term debt (repaid) / obtained	(51,666)	(51,518)	(104,523)	294,085
Payments under capital leases	—	(139)	(236)	(414)
Cash dividends paid	(4,889)	(3,474)	(13,398)	(9,241)
Proceeds from share capital issue (net of expenses)	210	240	12,948	535
Purchase of own shares	(16,659)	—	(31,720)	—

Net cash (used in) / provided by financing activities	(73,004)	(57,816)	(183,306)	282,040

Net (decrease) / increase in cash and cash equivalents	(42,035)	(18,713)	97,178	(224,030)
Cash and cash equivalents, beginning of period	228,286	107,779	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	—	7	—	91

Cash and cash equivalents, end of period	186,251	89,073	186,251	89,073

- 31 -